UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 15, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Chefs' Warehouse, Inc.

File No. 1-35249 - CF#28315

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The Chefs' Warehouse, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 30, 2012.

Based on representations by The Chefs' Warehouse, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through April 30, 2022
Exhibit 10.7	through April 25, 2017
Exhibit 10.8	through April 25, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel